Exhibit 99.7




Slide 1
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Annual General Shareholders Meeting

Presented by

Henk Bodt, Chairman Supervisory Board
Eric Meurice, President and CEO
Peter Wennink, EVP and CFO
Veldhoven, March 24, 2005


Slide 2
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Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Slide 3
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Agenda

o        ASML accomplishments 2004

o        Financial summary

o        Market environment and ASML outlook

o        Business strategy


Slide 4
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ASML accomplishments 2004

Eric Meurice, CEO


Slide 5
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Market momentum

[GRAPHIC OMITTED: TABLE OF ASML UNIT SHIPMENTS 1996-2007
ACROSS GEOGRAPHIC REGIONS]

Source: ASML MCC

Europe USA Korea Taiwan RoA ASML revenue share (%)
Excludes the impact of SVG acquisition in years prior to 2001

Slide 6
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Market accomplishments 2004

o    Gained market share momentum

o    Reinforced market position with top semiconductor manufacturers

o    Supplied to 80% of the top 20 semiconductor company spenders

o    Made further inroads in Japan, gaining our fourth customer - Matsushita

o Achieved top rating in VLSI Research's annual customer satisfaction survey, surpassing every litho competitor


Slide 7
-------

Technology accomplishments 2004

o Ramp up of 0.85-NA, high throughput 193-nm/ArF technology: 18 shipments since Q2 2004

o Rapid transition of advanced ArF systems to smaller footprint and cost effective XT platform

o Introduced immersion for early customer process development: 3 shipments in Q4 - 8 tools in backlog

Slide 8
-------

Immersion working on the fab floor

[GRAPHIC OMITTED: SCANNING IMAGE]              [GRAPHIC OMITTED: MICROPROCESSOR]
First SCANNING                                 First yield IMMERSION
image on Oct 7, 2003                           Microprocessor
                                               Dec 2004

Shipped volume-capable production tools to U.S., Europe, Asia


Slide 9
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Intellectual Property

o     Signed strategic cross license agreement with competitor

o     Further enhanced IP portfolio

o Strengthened our funding availability for development of cutting edge technology


Slide 10
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Financial summary
Peter Wennink, CFO

Slide 11
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Total revenues M Euro

------------- ------------ ----------- ------------ -------------- -----------
              2000         2001        2002         2003           2004
------------- ------------ ----------- ------------ -------------- -----------
Q1                                     179          318            453
------------- ------------ ----------- ------------ -------------- -----------
Q2                                     609          329            616
------------- ------------ ----------- ------------ -------------- -----------
H1            1180         830
------------- ------------ ----------- ------------ -------------- -----------
Q3                                     351          370            611
------------- ------------ ----------- ------------ -------------- -----------
Q4                                     820          526            785
------------- ------------ ----------- ------------ -------------- -----------
H2            1493         759
------------- ------------ ----------- ------------ -------------- -----------
TOTAL         2673         1589        1959         1543           2465
------------- ------------ ----------- ------------ -------------- -----------

Q4 2002 includes M Euro 138 SAB 101 revenues


Slide 12
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

Sales per model
------------------------------------------------------------ ----------- ----------
                                                             2003        2004
------------------------------------------------------------ ----------- ----------
New scanners
------------------------------------------------------------ ----------- ----------
200 mm
------------------------------------------------------------ ----------- ----------
         i-line                                              15          40
------------------------------------------------------------ ----------- ----------
         Krf (248 nm)                                        57          59
------------------------------------------------------------ ----------- ----------
         Arf (193 nm)                                        4           1
------------------------------------------------------------ ----------- ----------
         Total 200 mm scanners 76 100
------------------------------------------------------------ ----------- ----------
300 mm
------------------------------------------------------------ ----------- ----------
         i-line                                              2           11
------------------------------------------------------------ ----------- ----------
         Krf (248 nm)                                        26          75
------------------------------------------------------------ ----------- ----------
         Arf (193 nm)                                        20          29
------------------------------------------------------------ ----------- ----------
         Total 300 mm scanners                               48          115
------------------------------------------------------------ ----------- ----------
Total scanners                                               124         215
------------------------------------------------------------ ----------- ----------

------------------------------------------------------------ ----------- ----------
New steppers
------------------------------------------------------------ ----------- ----------
         i-line                                              1           1
------------------------------------------------------------ ----------- ----------
         Krf (248 nm)                                        1           0
------------------------------------------------------------ ----------- ----------
Total steppers                                               2           1
------------------------------------------------------------ ----------- ----------

------------------------------------------------------------ ----------- ----------
Used systems                                                 43          66
------------------------------------------------------------ ----------- ----------
TOTAL                                                        169         282
------------------------------------------------------------ ----------- ----------


Slide 13
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Revenue breakdown

Value per type
--------------

                                      2003             2004
Scanners 300mm                        51%              64%
Scanners 200mm                        42%              26%
Steppers                              7%               10%

Value per technology
--------------------

                                      2003             2004
248nm                                 58%              60%
193nm                                 32%              25%
365nm                                 10%              15%

Numbers have been rounded for readers' convenience.


Slide 14
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Revenue breakdown

Value per region
----------------

                                      2003             2004
US                                    37%              16%
Korea                                 28%              20%
Taiwan                                13%              28%
Europe                                13%              12%
China                                 5%               10%
Singapore                             4%               12%
Japan                                 1%               1%

Value per end-use
-----------------

                                      2003             2004
Memory                                45%              31%
IDM                                   35%              22%
Foundry                               20%              48%

Numbers have been rounded for readers' convenience.


Slide 15
--------


Overview historical financials consolidated M Euro

------------------------------------- ---------------------------------------------------------------------
                ASML                                         12 months ended Dec 31
------------------------------------- ---------------------------------- ----------------------------------
                                                    2003                               2004
------------------------------------- ----------------- ---------------- ------------------ ---------------
Net sales                             1543              100.0%           2465               100.0%
------------------------------------- ----------------- ---------------- ------------------ ---------------
Gross profit                          369               23.9%            906                36.7%
------------------------------------- ----------------- ---------------- ------------------ ---------------
R&D costs                             287               18.6%            331(3)             13.4%
------------------------------------- ----------------- ---------------- ------------------ ---------------
SG&A costs                            237(1)            15.4%            196(2)             7.9%
------------------------------------- ----------------- ---------------- ------------------ ---------------
Operating income from continuing      (155)             (10.0%)          379                15.4%
operations
------------------------------------- ----------------- ---------------- ------------------ ---------------
Net income from continued ops.        (125)             (8.1%)           235(3)             9.6%
------------------------------------- ----------------- ---------------- ------------------ ---------------
Net income from discont. ops.         (36)              (3.8%)           -
------------------------------------- ----------------- ---------------- ------------------ ---------------
Total net income                      (160)             (10.3%)          235(3)             9.6%
------------------------------------- ----------------- ---------------- ------------------ ---------------


(1)  SG&A costs include restructuring expenses of M Euro 24
(2) SG&A costs include a positive adjustment of M Euro 6 for restructuring expenses
(3) ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:
     o an increase of M Euro 49 in our R&D costs and consequently a decrease in operating income from
     o   continuing operations
     o   a decrease of M Euro 33 in our total net income


Slide 16
--------

Key financial trends 2004

---------------------------------------------------------------------------------------------
                                Profit & Loss Statement M Euro
---------------------------------------------------------------------------------------------
                                          Q1 04      Q2 04     Q3 04     Q4 04       2004
---------------------------------------- --------- ---------- --------- --------- -----------
Units                                          58         72        71        81         282
---------------------------------------- --------- ---------- --------- --------- -----------
Sales                                         453        616       610       785        2465
---------------------------------------- --------- ---------- --------- --------- -----------
Gross margin                                  146        220       232       308         906
---------------------------------------- --------- ---------- --------- --------- -----------
Gross margin %                              32.2%      35.6%     38.1%     39.2%       36.7%
---------------------------------------- --------- ---------- --------- --------- -----------
Recurring R&D                                  70         69        69        75         283
---------------------------------------- --------- ---------- --------- --------- -----------
SG&A                                           42         50        52        52         196
---------------------------------------- --------- ---------- --------- --------- -----------
Recurring operating income                     34        101       112       181         428
---------------------------------------- --------- ---------- --------- --------- -----------
Operating income %                           7.6%      16.3%     18.4%     23.0%       17.3%
---------------------------------------- --------- ---------- --------- --------- -----------
License cost                                              49                  49
---------------------------------------- --------- ---------- --------- --------- -----------
Net income                                     21         65        41       109         235
---------------------------------------- --------- ---------- --------- --------- -----------
Net income %                                4.55%      10.6%      6.7%     13.8%        9.6%
---------------------------------------- --------- ---------- --------- --------- -----------

Numbers have been rounded for readers' convenience.


Slide 17
--------

Cash flow M Euro

----------------------------------------------------- -----------------------------
                    ASML                                  12 months ended Dec 31
----------------------------------------------------- ------------------ ----------
                                                            2003          2004
----------------------------------------------------- -------------- --------------
Net income from cont. operations                               (125)        235
----------------------------------------------------- -------------- --------------
Depreciation and amortization                                   157          93
----------------------------------------------------- -------------- --------------
Effects of changes in assets and liabilities                    500         (77)
----------------------------------------------------- -------------- --------------
Cash flow from recurring operations                             533         251(1)
----------------------------------------------------- -------------- --------------
License cost                                                      -           -
----------------------------------------------------- -------------- --------------
Cash flow from investing activities                             (49)        (60)
----------------------------------------------------- -------------- --------------
Cash flow from financing activities                             (68)         19
----------------------------------------------------- -------------- --------------
Cash flow from discontinued operations                           13           -
----------------------------------------------------- -------------- --------------
Effect of changes in exchange rates on cash                     (69)         (9)
----------------------------------------------------- -------------- --------------
Net cash flow                                                   359         200
----------------------------------------------------- -------------- --------------

Numbers have been rounded for readers' convenience.

(1) Cash flow used for license costs for the year ended December 31 2004 is included in net income from continued operations.


Slide 18
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

Cash cycle improvement

DSO, DPO and Inventory days 2000 - 2004
(calculated based on quarterly earnings releases)

-------------- -------- -------- -------- ------- -------- ------- -------- ------- -------- ------- --------
 # of days     2000     2001     2002     Q1 03   Q2 03    Q3 03   Q4 03    Q1 04   Q2 04    Q3 04   Q4 04
-------------- -------- -------- -------- ------- -------- ------- -------- ------- -------- ------- --------
DSO            108      116      102      123     88       73      54       63      58       59      57
-------------- -------- -------- -------- ------- -------- ------- -------- ------- -------- ------- --------
Inv days       166      180      176      264     258      220     195      175     134      163     133
-------------- -------- -------- -------- ------- -------- ------- -------- ------- -------- ------- --------
DPO            38       46       37       51      46       35      42       48      41       44      47
-------------- -------- -------- -------- ------- -------- ------- -------- ------- -------- ------- --------
Cash           237      249      241      337     301      259     207      190     151      178     143
Conversion
-------------- -------- -------- -------- ------- -------- ------- -------- ------- -------- ------- --------


Slide 19
--------


Balance sheet as of December 31, 2004 M Euro

--------------------------------------------------- ------------------- --------------------
                    ASSETS                                Dec 2003            Dec 2004
--------------------------------------------------- ------------------- --------------------
Cash and cash equivalents                               1028     35.8%      1228      37.9%
--------------------------------------------------- --------- --------- --------- ----------
Accounts receivable, net                                 314     10.9%       503      15.5%
--------------------------------------------------- --------- --------- --------- ----------
Inventories, net                                         595     20.8%       718      22.1%
--------------------------------------------------- --------- --------- --------- ----------
Other assets                                             193      6.7%       203       6.3%
--------------------------------------------------- --------- --------- --------- ----------
Tax assets                                               375     13.1%       256       7.9%
--------------------------------------------------- --------- --------- --------- ----------
Fixed assets                                             363     12.7%       336      10.3%
--------------------------------------------------- --------- --------- --------- ----------
TOTAL ASSETS                                            2868      100%      3244       100%
--------------------------------------------------- --------- --------- --------- ----------
LIABILITIES and SHAREHOLDERS' EQUITY
--------------------------------------------------- --------- --------- --------- ----------
Current liabilities                                      676     23.5%       802      24.7%
--------------------------------------------------- --------- --------- --------- ----------
Tax liability                                            180      6.3%       212       6.6%
--------------------------------------------------- --------- --------- --------- ----------
Long term debts                                          871     30.4%       838      25.8%
--------------------------------------------------- --------- --------- --------- ----------
Shareholders' equity                                    1141     39.8%      1392      42.9%
--------------------------------------------------- --------- --------- --------- ----------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                2868      100%      3244       100%
--------------------------------------------------- --------- --------- --------- ----------

Numbers have been rounded for readers' convenience.



Slide 20
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Financial accomplishments 2004

o       Growth
        -    Record quarterly revenues of Euro 785 million
        -    Shipments increased 68% year-on-year from 168 to 282 systems
        -    Sales revenue increased 60% year-on-year
        -    New system ASP grew from M Euro 8.4 in Q1 to M Euro 10.7 in Q4

o       Profitability
        -    Achieved targets for TWINSCAN(TM) cost of goods reduction
        -    Improved gross margin from 24% to 37% year-on-year
        -    OPEX flat in spite of steep revenue growth
        -    Improved operating margin from - 10% to + 15.4% year-on-year
        -    Lowered breakeven point from 160 to 130 machines

o       Liquidity
        -    Generated approx. Euro 200 million in cash
        -    Improved cash conversion days by 31% Q4 03 to Q4 04

Slide 21
--------

Market environment and ASML outlook Eric Meurice

Slide 22
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Semiconductor units continue to slide

Semiconductor Sales
[GRAPHIC OMITTED: TABLE OF SEMICONDUCTOR SALES [B USD] FROM JAN 97-JUL 05]

Source: WSTS


Slide 23
--------
Utilization dropped in Q4

Capacity utilization by technology
[GRAPHIC OMITTED: TABLE OF EXPOSE & WRITE SHIPMENTS [x 1000 USD]
FROM 1Q99 - 3Q 05]

Source: SICAS


Slide 24
--------

Inventory levels well managed by customers
IC Unit sales and inventory
[GRAPHIC OMITTED: TABLE OF IC UNIT SALES [X 1000 USD] FROM JAN 93-JAN 05]

Source: WSTS, VLSI Research, MCC


Slide 25
--------

Industry analyst expectations for 2005
2005 semiconductor revenue growth forecasts

Average analyst estimate approximately 1.5%

In-Stat                          -6%
IC Insights                      -2%
SIA                              0%
WSTS                             0%
Dataquest                        3%
iSupply                          5%
Semico                           5%
VLSI Research                    9%

Source: industry analysts data


Slide 26
--------

Litho system requirements as function of forecasted semiconductor sales revenue growth
[GRAPHIC OMITTED: TABLE OF WORLDWIDE DEMAND FOR NEW LITHO TOOLS
AGAINST ANALYST SEMI-CONDUCTOR REVENUE GROWTH FORECAST RANGE (%)]

Source: ASML MCC, industry analysts data

Theoretical WW litho systems requirements calculated by ASML based upon analyst semiconductor revenue growth forecast range


Slide 27
--------

Backlog: litho units and value
[GRAPHIC OMITTED: TABLE OF BACKLOG UNITS AND BACKLOG VALUE (M EURO) FROM DEC 02 TO DEC 04]


Slide 28
--------

Backlog as of December 31, 2004

----------- --------------------- ----------------------- --------------------
            New Systems Backlog   Used Systems Backlog    Total Backlog
----------- --------------------- ----------------------- --------------------
Units       119                       12                      131
----------- --------------------- ----------------------- --------------------
Value       M Euro 1664               M Euro 27               M Euro 1691
----------- --------------------- ----------------------- --------------------
ASP         M Euro 14.0               M Euro 2.2              M Euro 12.9
----------- --------------------- ----------------------- --------------------

Numbers have been rounded for readers' convenience.

80% of unit backlog carry H1 customer request dates

Note: Indicative forecast, as customer order push-outs are always possible if overall semiconductor demand were not to materialize as expected


Slide 29
--------
Value per type
--------------


Scanners 300 mm                       90%
Steppers                              1%
Scanners 200mm                        9%

Value per technology
--------------------

193nm                                 63%
365nm                                 6%
248nm                                 31%

Value per region
----------------

Korea                                 32%
Japan                                 2%
China                                 4%
Singapore                             8%
US                                    29%
Taiwan                                16%
Europe                                9%

Value per end-use
-----------------

IDM                                   25%
R&D                                   3%
Foundry                               23%
Memory                                49%

Numbers have been rounded for readers' convenience.


Slide 30
--------

Business strategy

Slide 31
--------

2005 priorities to maximize growth, profitability and liquidity

o     Two short-term strategic initiatives
      -    Drive up litho market share
           o   Further reinforce position with top customers
           o   Focus on the Japanese market

      -    Take decision on FPD
           o   Confirm differentiated concept
           o Continue negotiation with customers to achieve commitment and appropriate return on investment
           o   Go /No Go expected in H1 2005

o     Three execution focuses
      -    Technological leadership
      -    Lead-time differentiation
      -    Cost competitiveness

Slide 32
--------

Company focus 2005

o    Maintain technology leadership
     - Continued leadership in throughput, overlay and imaging with TWINSCAN XT platform
     -   Immersion ramp
     -   Highest NA ArF tool XT:1400 on the market
     -   Large backlog for "dry" XT:1400s
     -   Immersion version deliveries to start in Q3 2005
     -   4th generation immersion tool (hyper NA) to deliver early 2006
     - EUV prototype tools committed - EUV on course to allowing chip geometries down to 32-nm and beyond in H1 2006

Slide 33
--------

Company focus 2005 continued

o    Create significant lead-time differentiation
     -   Cycle time reduction
     -   Critical inventory management: internal/external
     -   Hi-flex work-force
     -   Customer program: "lead-time for value"

o    Strengthen cost competitiveness
     -   Continued Cost of Goods reduction
     -   Introduction of highly competitive mid-critical layer tools
     -   Manufacturing cost reduction

Slide 34
--------

Summary

o    A balanced outlook
     - Semiconductor sales correction ongoing, reducing inventory to standard levels
     - ASML backlog supports solid H1 with, if executed, approximately 60 shippable units in Q1
     - However, limited H2 visibility leads to a focus on managing flexibility for short-term up or down demand scenarios
o A strategy for growth, liquidity and profitability, around execution on Technology, Lead-time and Cost

Slide 35
--------

Corporate Governance

Code Tabaksblat Implementation 2004 / 2005
Presented by
Eric Meurice, President and CEO
AGM Veldhoven, March 24, 2005

Slide 36
--------

Corporate Governance initiatives

o     ASML must comply with both Sarbanes-Oxley and Tabaksblat

o Although there is overlap to a certain extent between these two corporate governance initiatives, they are also different in approach

Slide 37
--------

Code Tabaksblat - implementation

Main activities 2004/ 2005

o    Selection and Nomination Committee established
o    Recommended items placed on agenda AGM for approval/ discussion
     - Remuneration Policy 2004 , stock option and share plans BoM/ employees, reserves/dividend policy, evaluation auditor
o    Established an internal control / risk management system
o    Main focus now on financial controls and risks because of Sarbanes-Oxley
o    Corporate Governance website
o    Publication main elements in contracts of new Board of Management members
o    Code of Conduct/ Whistle blower procedure
     -   Code of Conduct revised/ Whistle blower procedure implemented
o    Rules of Procedure SB/ BoM - updated
     - Trading rules in non-ASML securities incorporated in RoP and implemented
o    Publication Remuneration report over 2004
o Ensure Code Tabaksblat topics are addressed in Supervisory Board and Committee meetings

Slide 38
--------

Code Tabaksblat - deviations

o     Contracts members BOM signed before March 24, 2004 will be honored
      -    incl. terms, severance payment etc.
o     Performance criteria
      -    no details because of competition sensitive information
o     Term to retain stock
      -    3 plus 3 years; approved by AGM
o     Possible non-independence Members of Supervisory Board
      -    as explained in last year's AGM and in Corporate Governance Chapter
o     Supervisory Board memberships of F. Frohlich
      -    will be reducing number of memberships
o     Supervisory Board chairmanship S. McIntosh November 2004
      -    after announcement retirement


Slide 39
--------

Commitment